

82-3470



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

9th July, 2004

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001



04035459

SUPPL

Dear Sirs,

**Compliance with Corporate Governance requirements
under Clause 49 of the Listing Agreement**

As required under the Listing Agreement, we enclose a Compliance Report in the prescribed format for the quarter ended 30th June, 2004.

Further, the above information is also being posted on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED
JUL 14 2004
THOMSON
FINANCIAL

7/14

Encl. as above


ITC Limited

cc: Securities Exchange Commission
        Division of Corporate Finance
        Office of International Corporate Finance
        Mail Stop 3-9
        450 Fifth Street
        Washington DC 20549
        U.S.A.

cc: Societe de la Bourse de Luxembourg
        11 Avenue de la Porte - Neuve
        L-2227 Luxembourg.

ITC Limited

Corporate Governance – for the Quarter ended 30th June, 2004

Particulars (1)	Clause of Listing Agreement (2)	Compliance status (Yes/No/ Remarks) (3)
Board of Directors	49 I A.	Yes
	49 I B.	Yes; transactions, if any, are reported in the respective years' Annual Report.
Audit Committee	49 II	Yes
Remuneration of Directors	49 III A.	Yes
	49 III B.	Yes; such details are disclosed in the respective years' Corporate Governance Report.
Board Procedures	49 IV A.	Yes
	49 IV B.	Yes
Management	49 V A.	Yes; Management Discussion & Analysis forms part of the respective years' Directors' Report.
	49 V B.	Yes. No such transaction has been reported so far; such transaction, if any, are disclosed to the Board.
Shareholders	49 VI A.	Yes; brief resume of the Directors appointed / re-appointed are provided in the respective years' Annual Report.
	49 VI B.	Yes
Shareholders/Investors Grievance Committee	49 VI C.	Yes
	49 VI D.	Yes
Report on Corporate Governance	49 VII	Yes

